SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	Meng Ding To Call Writer Directly +852 2509 7858 meng.ding@sidley.com

March 28, 2024

CONFIDENTIAL

Joseph Kempf

Robert Littlepage

Matthew Crispino

Larry Spirgel

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IMMRSIV Inc
Amendment No. 9 to Registration Statement on Form F-1
Filed March 27, 2024
File No. 333-269055

Dear Mr. Kempf, Mr. Littlepage, Mr. Crispino and Mr. Spirgel,

On behalf of our client, IMMRSIV Inc (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the Staff’s comments received on March 27, 2024 regarding the Company’s Amendment No. 9 to the Registration Statement on Form F-1 publicly filed on March 27, 2024 (the “Amendment No. 9 to the Registration Statement on Form F-1”) relating to a proposed initial public offering of the Company’s Class A Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Amendment No. 10 to the Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement on Form F-1 to address the comments, and by providing an explanation if the Company has not so revised the Amendment No. 9 to the Registration Statement on Form F-1. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 10 to the Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee,

Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang

Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, Lei Li (New York)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*,

Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, Liming Xu (New York)

Consultants | Hon Au Yeung, Huberta Chow X.L., (Winnie) Mak T.M.,

Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

Amendment No. 9 to Form F-1 filed March 27, 2024

Recent Developments, page 5

1.	Please file as an exhibit your new framework agreement with the Singapore Ministry of Defence for the LEARNet project or tell us why you believe you are not required to do so. Refer to Item 8 of Form F-1.

The Company respectfully advises the Staff that it does not believe (for the reasons set forth below) that the Company’s new framework agreement (the “Framework Agreement”) with the Singapore Ministry of Defence for the LEARNet project is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K.

Under Item 601(b)(10)(ii) of Regulation S-K, if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:

(A) Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price;

(B) Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent;

(C) Any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; or

(D) Any material lease under which a part of the property described in the registration statement or report is held by the registrant.

The Company respectfully advises the Staff that the Company has not generated any revenue from providing services under the previous LEARNet project contract since its expiration on December 31, 2021. Although the Company has renewed the contract regarding the LEARNet project through the Framework Agreement in March 2024, the provision of services and contract value of the Framework Agreement are subject to further negotiation and there is no guarantee that the Company will be able to generate significant revenue (if any) from the Framework Agreement in 2024 and going forward. As such, the Company does not believe that its business is “substantially dependent” upon the Framework Agreement as set forth in Subsection (ii)(B) of Item 601(b)(10) of Regulation S-K, nor does the Company believe that the Framework Agreement would fall into any other subsections of Item 601(b)(10) of Regulation S-K. Therefore, the Company believes that it is not required to file the Framework Agreement as an exhibit to the Form F-1.

General

2.	As the audited financials are older than 12 months, please update your financial statements or file the necessary representations as to why such updates are not necessary as an exhibit to this filing.

In response to the Staff’s comment, the Company has filed the request for waiver of Item 8.A.4 of Form 20-F as exhibit 99.2 of the Amendment No. 10 to the Registration Statement.

***

If you have any questions regarding the Amendment No. 10 to the Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Png Bee Hin, Chairman of the Board and Chief Executive Officer
Fang Liu, Esq., Partner, VCL Law LLP